UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

COLEY PHARMACEUTICAL GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

19388P106

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19388P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas, McNerney & Partners, L.P. – IRS #41-2019635

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,411,818 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,411,818 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,818 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.91%

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule is filed by Thomas, McNerney & Partners, L.P., TMP Associates, L.P., Thomas, McNerney & Partners, LLC and Thomas, McNerney Nominee, LLC (collectively, the “TMP Parties”).  The TMP Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 2,766,474 shares of Common Stock and warrants to purchase 511,479 shares of Common Stock held by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 10,344 shares of Common Stock and warrants to purchase 1,720 shares of Common Stock held by TMP Associates, L.P. (“Associates”); and (iii) 102,802 shares of Common Stock and warrants to purchase 18,999 shares of Common Stock held by Thomas, McNerney Nominee, LLC (“Nominee”).  Thomas, McNerney and Partners, LLC (“General Partner”), the general partner of TMP and Associates, has voting and dispositive power over the shares held by TMP and Associates.  Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by the General Partner with respect to the shares held by TMP and Associates.

CUSIP No. 19388P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TMP Associates, L.P. – IRS #71-0919539

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,411,818 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,411,818 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,818 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.91%

12.	Type of Reporting Person (See Instructions) PN

(1)           This Schedule is filed by Thomas, McNerney & Partners, L.P., TMP Associates, L.P., Thomas, McNerney & Partners, LLC and Thomas, McNerney Nominee, LLC (collectively, the “TMP Parties”).  The TMP Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 2,766,474 shares of Common Stock and warrants to purchase 511,479 shares of Common Stock held by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 10,344 shares of Common Stock and warrants to purchase 1,720 shares of Common Stock held by TMP Associates, L.P. (“Associates”); and (iii) 102,802 shares of Common Stock and warrants to purchase 18,999 shares of Common Stock held by Thomas, McNerney Nominee, LLC (“Nominee”).  Thomas, McNerney and Partners, LLC (“General Partner”), the general partner of TMP and Associates, has voting and dispositive power over the shares held by TMP and Associates.  Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by the General Partner with respect to the shares held by TMP and Associates.

CUSIP No. 19388P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas, McNerney & Partners, LLC – IRS #94-3393928

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,411,818 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,411,818 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,818 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.91%

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule is filed by Thomas, McNerney & Partners, L.P., TMP Associates, L.P., Thomas, McNerney & Partners, LLC and Thomas, McNerney Nominee, LLC (collectively, the “TMP Parties”).  The TMP Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 2,766,474 shares of Common Stock and warrants to purchase 511,479 shares of Common Stock held by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 10,344 shares of Common Stock and warrants to purchase 1,720 shares of Common Stock held by TMP Associates, L.P. (“Associates”); and (iii) 102,802 shares of Common Stock and warrants to purchase 18,999 shares of Common Stock held by Thomas, McNerney Nominee, LLC (“Nominee”).  Thomas, McNerney and Partners, LLC (“General Partner”), the general partner of TMP and Associates, has voting and dispositive power over the shares held by TMP and Associates.  Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by the General Partner with respect to the shares held by TMP and Associates.

CUSIP No. 19388P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas, McNerney Nominee, LLC – IRS #01-0743210

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,411,818 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,411,818 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,818 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.91%

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule is filed by Thomas, McNerney & Partners, L.P., TMP Associates, L.P., Thomas, McNerney & Partners, LLC and Thomas, McNerney Nominee, LLC (collectively, the “TMP Parties”).  The TMP Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes (i) 2,766,474 shares of Common Stock and warrants to purchase 511,479 shares of Common Stock held by Thomas, McNerney & Partners, L.P. (“TMP”); (ii) 10,344 shares of Common Stock and warrants to purchase 1,720 shares of Common Stock held by TMP Associates, L.P. (“Associates”); and (iii) 102,802 shares of Common Stock and warrants to purchase 18,999 shares of Common Stock held by Thomas, McNerney Nominee, LLC (“Nominee”).  Thomas, McNerney and Partners, LLC (“General Partner”), the general partner of TMP and Associates, has voting and dispositive power over the shares held by TMP and Associates.  Nominee has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by the General Partner with respect to the shares held by TMP and Associates.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Thomas, McNerney & Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“TMP”), TMP Associates, L.P., a limited partnership organized under the laws of the State of  Delaware (“Associates”), Thomas, McNerney & Partners, LLC, a limited liability company organized under the laws of the State of Delaware (“Partners”), Thomas, McNerney Nominee, LLC, a limited liability company organized under the laws of the State of Delaware (“Nominee”), in respect of shares of Common Stock of Coley Pharmaceutical Group, Inc.

Item 1.
	(a)	Name of Issuer Coley Pharmaceutical Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 93 Worcester Street, Suite 101 Wellesley, Massachusetts 02481

Item 2.
	(a)	Name of Person Filing Thomas, McNerney & Partners, L.P. TMP Associates, L.P. Thomas, McNerney & Partners, LLC Thomas, McNerney Nominee, LLC
	(b)	Address of Principal Business Office or, if none, Residence 60 South 6th Street, Suite 3620 Minneapolis, MN 55402
	(c)	Citizenship Each of TMP and Associates are limited partnerships organized in the State of Delaware. Each of Nominee and Partners are limited liability companies organized in the State of Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 19388P106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

TMP Parties	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)

Thomas, McNerney & Partners, L.P.	2,766,474	511,479	0	3,411,818	0	3,411,818	3,411,818	12.91%

TMP Associates, L.P.	10,344	1,720	0	3,411,818	0	3,411,818	3,411,818	12.91%

Thomas, McNerney & Partners, LLC	0	0	0	3,411,818	0	3,411,818	3,411,818	12.91%

Thomas, McNerney Nominee, LLC	102,802	18,999	0	3,411,818	0	3,411,818	3,411,818	12.91%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 31, 2006	THOMAS, MCNERNEY & PARTNERS, L.P.

	BY:	THOMAS, MCNERNEY & PARTNERS, LLC
	ITS:	GENERAL PARTNER

	By:	/s/ James Thomas
James Thomas
Managing Partner

May 31, 2006	TMP ASSOCIATES, L.P.

	BY:	THOMAS, MCNERNEY & PARTNERS, LLC
	ITS:	GENERAL PARTNER

	By:	/s/ James Thomas
James Thomas
Managing Partner

May 31, 2006	THOMAS, MCNERNEY & PARTNERS, LLC

	By:	/s/ James Thomas
James Thomas
Managing Partner

May 31, 2006	THOMAS, MCNERNEY NOMINEE, LLC

	By:	/s/ James Thomas
James Thomas
Manager

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Thomas, McNerney Partners, L.P., TMP Associates, L.P. and Thomas, McNerney & Partners, LLC and Thomas, McNerney Nominee, LLC.